Exhibit 99.6

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.894.650,78 euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle—92700 COLOMBES

RCS Nanterre B 450 249 677

BSA (Warrants) Issuance Agreement

Dated July 1, 2019

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDER OF BSA

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF BSA

Article 1.	Holder of BSA
Article 2.	Allotment and subscription of BSA
Article 3.	Features and period of validity of BSA – Conditions of exercise
Article 4.	Setting of the subscription price for shares covered by the BSA
Article 5.	Termination of the mandate of non-executive Board Member of Sequans Communications—Exceptions

Title 2.	RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6.	Suspension of the rights to exercise the BSA
Article 7.	Conditions of exercise of BSA
Article 8.	Delivery and form of shares
Article 9.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS—PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders
Article 11.	Protection of Holders – Rights of the Company
Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

WHEREAS

In a decision taken on June 28, 2019, a combined general shareholders’ meeting (the “CGM”) of Sequans Communications S.A. (“the Company”) voted in favour of the issuance of a total number of 252,000 BSA (warrants), at a subscription price of 0,00002778 euro per BSA (i.e. 1.00. euro for 36,000 BSA), allocated as follows :

-	Mr. Hubert de Pesquidoux	36,000 BSA
-	Mr. Dominique Pitteloud	36,000 BSA
-	Mr. Zvi Slonimsky	36,000 BSA
-	Mr. Alok Sharma	36,000 BSA
-	Mr. Yves Maître	36,000 BSA
-	Mr. Richard Nottenburg	36,000 BSA
-	Mr. Wesley Cummins	36,000 BSA

Each BSA subscribed gives the Holder the right to purchase one ordinary share of the Company at a fixed exercise price.

The CGM delegated to the Board of Directors the power (i) to record the exercise price equal to the closing market value on the issuance date of the BSA, (ii) to ascertain the completion of the capital increase relating to the subscription of the BSA, (iii) increase share capital by a maximum nominal amount of € 5,040 with respect to 252,000 BSA, and subsequently (iv) to record the successive increases in share capital as a result of the exercise of the BSA, and to carry out all formalities required as a result thereof.

The Board of Directors, in their meeting of July 1, 2019, did record the exercise price and ascertain the increase of the share capital.

The CGM, having eliminated the preferred subscription right of shareholders to the BSA, fully reserved subscription of these BSA for the subscribers designated by the CGM.

The purpose of this BSA issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the BSA issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF BSA

Article 1.	Holder of BSA

The Holder is a physical person being a non-executive member of the Company’s Board of Directors, designated by the CGM.

The number of BSA allocated to each Holder is 36,000, as provided in the recitals.

Article 2.	Allotment and subscription of BSA.

The BSA proposed to the Holders shall be subscribed at the price of 0.00002778 euro per BSA (i.e. 1.00 euro for the 36,000 BSA allotted to each Holder), price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of BSA allotted to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

•	the BSA subscription form duly signed,

•	as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE—SHALL RENDER THE BSA ISSUED IMMEDIATELY AND AUTOMATICALLY VOID.

Article 3.	Features and period of validity of BSA – Conditions of exercise

Provided they are subscribed for by the Holder, BSA are granted for a period of 10 years as from June 28, 2019, date of their issuance by the CGM.

BSA must be exercised within the aforementioned maximum period of 10 years; furthermore, the vesting schedule (the “Vesting Schedule”) is at the rate of 1/3rd per year. For the sake of clarity, it is specified that, the Holder shall be entitled to exercise up to 1/3rd of his/her BSA on the first, up to 2/3rd on the second and without restriction on the third anniversary of the date of issuance by the CGM as documented in the Individual Notification Letter.

Exercising a BSA entitles the Holder to subscribe for one ordinary share of Sequans Communications’ share capital.

This number of shares cannot be modified during the BSA period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with statutory and regulatory requirements.

Any BSA that is not exercised by the expiry of the aforementioned 10-year period shall be null and void.

Article 4.	Setting of the exercise price for shares covered by the BSA

The CGM decided that the exercise price for shares to be issued pursuant to an exercise of the BSA shall be equal to the closing price on the New York Stock Exchange of a Sequans Communications share (ADS) on June 28, 2019.

This subscription price – with respect to this BSA Issuance Agreement—is set in the amount of USD 0.89 per share (ADS); the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share (ADS) is EUR 0.02.

This price may not be changed during the BSA period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

Article 5.	Termination of the mandate of non-executive Board member of Sequans Communications—Exceptions

5.1

In the event of a termination, anticipated or not, of the Holder’s mandate as non-executive Board member of Sequans Communications, the vesting schedule as defined under article 3 above – the “Vesting Schedule”—shall apply until its term, and Holder’s BSA shall be exercisable for the remaining term of such BSA, as if such Holder had remained Board member, except in the following cases (the “Cases”) :

•	the mandate is terminated by decision of the Board of Directors,

•	the Holder refuses the renewal of his/her mandate and/or to become member of the Strategic Advisory Board.

In the aforesaid Cases, the given Holder shall (i) lose any and all rights with regard to BSA not yet exercisable on the date of the such termination (hereafter the “Termination Date”)—in accordance with the Vesting Schedule—but (ii) retain the right to exercise BSA that are exercisable and that have not yet been exercised provided that Holder exercises them within a period of thirty (30) days following the Termination Date.

After the expiry of such periods, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

5.2 In the event the Holder whose mandate as non-executive Board member of Sequans Communications is terminated, accepts to be appointed as member of the Strategic Advisory Board on or before the date of termination of the aforesaid mandate, the Vesting Schedule shall apply until its term and Holder’s BSA shall be exercisable for the remaining term of such BSA, provided that the given Holder is still member of the Strategic Advisory Board.

Should the Holder lose his/her quality of member of the Strategic Advisory Board, for any reason whatsoever, before the end of his/her vesting schedule, said Holder shall lose any and all rights with regard to BSA not yet exercisable on the date of such loss (hereafter the “Loss Date”), in accordance with the Vesting Schedule.

In the event of the loss of his/her quality of member of the Strategic Advisory Board by decision of the Board of Directors, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised provided that Holder exercises them within a period of thirty (30) days following the Loss Date. Otherwise, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised for the remaining term of the BSAs.

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After the expiry of such periods, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

5.3.	Notwithstanding the provisions of article 5.1 and 5.2 above,

•

in the event of death of the Holder, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable by his/her heirs or beneficiaries from the effective date death, notwithstanding the Vesting schedule set forth under article 3 above, allowing said heirs or beneficiaries to exercise any and all remaining BSA, provided that such exercise occurs within a period of 6 months following the aforesaid death.

•

should Sequans Communications be subject to an acquisition by a third company, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the Vesting schedule set forth under article 3 above, allowing said Holder to exercise any and all remaining BSA, provided that such exercise occurs within a period of 90 days following the aforesaid acquisition.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6.	Suspension of the rights to exercise BSA

If necessary, the Board of Directors may suspend the right to exercise the BSA. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Holders of the BSA, indicating the date of the suspension and the date on which the right to exercise BSA will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA expires during a period in which rights are suspended, the period for exercising the BSA shall be extended by 3 months.

Article 7.	Conditions of exercise of BSA

All requests for exercising BSA, documented by the signature of the corresponding subscription certificate, shall be sent to Sequans Communications, and must be accompanied by a cheque or a money transfer made out to the Company’s order in an amount corresponding to the number of shares subscribed. Alternatively, BSA may be exercised via any on-line equity incentives system which may be put in place by Sequans Communications.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt. Failure to do so renders the subscription of shares null and void.

Article 8.	Delivery and form of shares

Shares acquired by exercising BSA are registered in the books of Sequans Communications as registered shares.

Article 9.	Rights and availability of shares

The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA are grouped into a body with legal personality protecting their joint interests (the “Masse”). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

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The Masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the Masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his/her duties.

Article 11.	Protection of Holders – Rights of the Company

11.1

Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2

During the entire period of validity of the BSA, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3

Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4

The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA.

12.2

This Issuance Agreement becomes effective on the date of effective subscription of the BSA and ends on the first of the following dates: (a) the expiry date of the BSA, (b) the date on which all the BSA have been exercised or waived. In addition, it will cease to be binding on each BSA Holder on the date on which such holder ceases to hold any BSA.

12.3

This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

SEQUANS COMMUNICATIONS

Mr/Ms.

(the “Holder””)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)

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